LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

December 29, 2015

VIA EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Aceto Corporation Form 10-K for the Fiscal Year Ended June 30, 2015 Filed September 11, 2015 File No. 0-04217

Dear Ms. Jenkins:

I refer to the comment letter, dated December 23, 2015, to Douglas Roth of Aceto Corporation (the “Company”), and to the telephone call between my partner Steven Siesser of Lowenstein Sandler LLP, the Company’s legal counsel, and Linda Cvrkel of your office, which took place on that date.

As discussed with Ms. Cvrkel, the Company hereby requests a 10 business day extension of the comment letter response deadline, in order to have sufficient time to compile and review its responses with its advisors. The Company confirms its intention to respond to your comment letter by January 25, 2016, and appreciates your cooperation in extending the response deadline.

Please do not hesitate to reach out to me (212-204-8697) or my colleague Steven Siesser (212-204-8688) if you wish to discuss any of the foregoing.

Very truly yours,

/s/ Peter H. Ehrenberg